Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

September 30, 2015
(in € m.)
Debt (1), (2):
Long-term debt	161,187
Trust preferred securities	6,931
Long-term debt at fair value through profit or loss	8,858

Total debt	176,976

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,447
Retained earnings	23,170
Common shares in treasury, at cost	(30)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,309
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	93
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	2,345
Unrealized net gains from equity method investments	84

Total shareholders’ equity	63,949

Equity component of financial instruments	4,674
Noncontrolling interest	256

Total equity	68,879

Total capitalization	245,855

[1]	€ 864 million (0.5%) of our debt was guaranteed as of September 30, 2015. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 33,627 million (19%) of our debt was secured as of September 30, 2015.

Due to rounding, numbers may not add up precisely to the totals provided.